Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

December 4, 2013	NR 13 - 11

Animas signs Definitive Agreement with GoGold Resources and Increases Purchase Price

Animas Resources Ltd. (TSX.V: ANI) has now signed the Definitive Agreement with GoGold Resources Inc. (“GoGold”) (TSX: GGD) to sell the Santa Gertrudis Gold project to GoGold.

The purchase price was also increased due to the receipt of a competing bid which was matched by GoGold. The purchase price is now as follows:

•

$250,000 deposit payable upon signing of the definitive agreement (received);

•

$4,750,000 payable on closing;

•

A 3% net smelter returns royalty for gold and silver and a 2% net smelter returns royalty for all other metals on the Santa Gertrudis project (the “NSR”). The NSR will be calculated and paid before any tax, VAT, or withholding tax. GoGold will also have the right to purchase one-third of the NSR at any time for $5 million; and,

•

Starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event that the mine is not in production. These advance royalty payments will be credited against any payments of the NSR.

GoGold is a TSX-listed Canadian-based mineral resource company currently putting the Parrall Silver-Gold tailings project into production in Mexico, and capitalized with approximately $50 million in available cash.

Mr. Mark T. Brown, President and CEO, noted that “GoGold had the right to match any competing offer received by Animas and an unsolicited offer was received shortly after the transaction was announced, and it was matched, and slightly improved, by the GoGold team.”

The Definitive Agreement is subject to certain conditions being met, including shareholder approval and TSX Venture Exchange approval.

The Santa Gertrudis Gold Project (the “SG Property”), located 180 km north of Hermosillo, Sonora, Mexico, was discovered by Phelps Dodge in 1986 and advanced to open pit heap leach production in 1991. From May 1991 to October 2000, the Santa Gertrudis Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne. Phelps Dodge sold part of the Santa Gertrudis Property to Campbell Resources in 1994 for US$10 million. Campbell later ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to certain local Mexican contractors. The Amelia Mine, also on Animas’ project area, was estimated to have historically produced over 1 million tonnes at 2.88g Au/tonne.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and a director of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

___________________________________

Mark T. Brown, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.